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                                Exhibit 99.2

           SHELDON DROBNY, STOCKHOLDER OF ILLINOIS SUPERCONDUCTOR
       CORPORATION - (NASDAQ:ISCO) PROPOSES MANAGEMENT CHANGES AT ISC


         NORTHBROOK, IL, MONDAY, JUNE 30, 1997 -- Sheldon Drobny, a private investor who is one of the largest stockholders of Illinois Superconductor Corporation (NASDAQ:ISCO), today amended his Schedule 13D Filing to propose management changes at ISC, and to reflect his belief that ISC's Directors should be significant stockholders.

         Mr. Drobny also reported that he recently proposed to ISC's current president that Semir Sirazi, Vice President and General Manager of the Cable Access Business Unit at 3Com Corporation (formerly U.S. Robotics Corp., which was acquired by 3Com) become ISC's Chief Executive Officer, President and Chairman of the Board of Directors. Dr. Sirazi has purchased and currently holds more than 35,000 shares of the common stock of ISC.

         Dr. Sirazi, 42 years old, has over twenty years of experience in the communications and computer fields. At U.S. Robotics Corp., Dr. Sirazi managed research and development, marketing, sales and operations in various businesses. He was one of the founders of U.S. Robotics' Network Systems Division, which sold system products to RBOC's (regional bell operating companies), inter- exchange carriers, internet service providers and wireless carriers.

         Before Dr. Sirazi became General Manager of the Cable Access Business Unit, he was actively involved with business development, strategic alliances and mergers and acquisitions involving all areas of U.S. Robotics. In that position, Dr. Sirazi represented the company before the investment community.

         Dr. Sirazi has B.S. and M.S. degrees in electronics and communications and a Ph.D. degree in computer science.

     "I have no question about ISC's technology," said Mr. Drobny. "The fact that ISC has received orders or letters of intent to buy filters for use in networks of seven of the nine largest cellular companies in the country bears this out. Through its SpectrumMaster filters, ISC has solved significant problems in troubled zones. With its RangeMaster filters, ISC has provided an opportunity for cell site owners to cut their costs dramatically."

         Mr. Drobny continued, "Unfortunately, ISC has failed to communicate its success to the marketplace and the public. For example, although ISC's sales continue to increase, it refuses to identify the purchasers, or the number of filters sold in each location. We believe that this is material information that the investing public has a right to know."

         Mr. Drobny concluded, "Ora Smith, the current president, and the current board deserve much credit for bringing ISC from a pure start-up to a company with positive sales. Now, it is essential that individuals with extensive operational experience and a Wall Street orientation be brought in to steer the company down its new path and execute its new business plan. I look forward to meeting with the board of directors of ISC to quickly and smoothly accomplish this transition."

     Mr. Drobny has not determined what additional actions he may take in the near future.

     For additional information, contact:      Sheldon Drobny (847) 291-4200
                                               Steven Shapiro (847) 562-0700

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